Exhibit 99.2

RANDOLPH P. SCHNEIDER, MAusIMM

Samuel Engineering, Inc.

8450 East Crescent Parkway, Suite 200, Greenwood Village, CO 80111

Telephone: 303-714-4840          Fax: 303-714-4800

Email: rschneider@samuelengineering.com

CERTIFICATE OF AUTHOR

I, Randolph P. Schneider, do hereby certify that:

1.

I am a Project Manager with:

Samuel Engineering, Inc.

8450 East Crescent Parkway, Suite 200

Greenwood Village, CO 80111

2.

This certificate relates to the “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009 (the “Technical Report”).

3.

I graduated with a degree in Metallurgical Engineering from the Colorado School of Mines in 1971.

4.

I am a member of the Australasian Institute of Mining and Metallurgy (Registration No. 229005).

5.

I have worked as a metallurgical engineer for a total of 34 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am the Technical Report Study Manager, and as such, I am responsible for the overall Technical Report; additionally, I am responsible for the preparation of Sections 3 – 6.4, 7.1, 7.4 – 14, 16 – 18.7.6, 18.7.9, 18.7.11, 20.2.4 – 20.2.5, 20.5 – 20.8, 20.9.2 – 20.11 (Payback Period), 21 – 22.1, and 22.10 - 26 of the Technical Report.

8.

I visited the Los Azules property on February 19, 2008 for three days.

9.

I have not had prior involvement with the property that is the subject of the Technical Report.

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	1

Exhibit 99.2

10.

As of as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th Day of March, 2009.

/s/ Randolph P. Schneider, MAusIMM

Signature of Qualified Person

Randolph P. Schneider, MAusIMM

Print Name of Qualified Person

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	2

Exhibit 99.2

ROBERT SIM, P.Geo

SIM Geological, Inc.

6810 Cedarbrook Place, Delta, British Columbia, Canada V4E 3C5

Telephone: 604-596-6339          Fax: 604-596-6367

Email: rsim@dccnet.com

CERTIFICATE OF AUTHOR

I, Robert Sim, P.Geo, do hereby certify that:

1.

I am an independent consultant of:

SIM Geological, Inc.

6810 Cedarbrook Place

Delta, British Columbia, Canada V4E 3C5

2.

This certificate relates to the “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009 (the “Technical Report”).

3.

I graduated from Lakehead University with an Honours Bachelor of Science (Geology) in 1984.

4.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, License Number 24076.

5.

I have practiced my profession continuously for 24 years and have been involved in mineral exploration, mine site geology and operations, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for the preparation of Sections 15.1 – 15.2, 15.4, 19.1 – 19.4, 19.6 – 19.7, 19.9 – 19.11, 19.13 – 19.14, and 22.5 of the Technical Report.

8.

I visited the Los Azules property on March 31 to April 1, 2008.

9.

I have had prior involvement with the property that is the subject of the Technical Report.  I was a co-author on a prior NI 43-101 Technical Report, “Los Azules Copper Project, San Juan Province, Argentina” dated September 26, 2008, which was prepared by Tetra Tech of Golden, Colorado, USA.

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	3

Exhibit 99.2

10.

As of as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th Day of March, 2009.

/s/ Robert Sim, P.Geo

Signature of Qualified Person

Robert Sim, P.Geo

Print Name of Qualified Person

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	4

Exhibit 99.2

BRUCE M. DAVIS, Ph.D., FAusIMM

BD Resource Consulting, Inc.

4253 Cheyenne Drive, Larkspur, CO 80118

Telephone: 303-694-6546

Email: bdavis@norwestcorp.com

CERTIFICATE OF AUTHOR

I, Bruce M. Davis, Ph.D., FAusIMM, do hereby certify that:

1.

I am the President of:

BD Resource Consulting, Inc.

4253 Cheyenne Drive

Larkspur, CO 80118

2.

This certificate relates to the “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009 (the “Technical Report”).

3.

I graduated from the University of Wyoming with a Doctor of Philosophy degree in 1978.

4.

I am a Fellow of the Australasian Institute of Mining and Metallurgy (Registration No. 211185).

5.

I have worked as a geostatistician for a total of thirty years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for the preparation of Sections 15.3, 19.5, 19.8, and 19.12 of the Technical Report.

8.

I have not visited the subject property.

9.

I have had prior involvement with the property that is the subject of the Technical Report.  I was a co-author on a prior NI 43-101 Technical Report, “Los Azules Copper Project, San Juan Province, Argentina” dated September 26, 2008, which was prepared by Tetra Tech of Golden, Colorado, USA.

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	5

Exhibit 99.2

10.

As of as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th Day of March, 2009.

/s/ Bruce M. Davis, Ph.D., FAusIMM

Signature of Qualified Person

Bruce M. Davis, Ph.D., FAusIMM

Print Name of Qualified Person

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	6

Exhibit 99.2

WILLIAM L. ROSE, P.E.

WLR Consulting, Inc.

9386 W. Iowa Ave., Lakewood, CO  80232-6441

Telephone and Fax:  (303) 980-8528

Email: wlrconsulting@comcast.net

CERTIFICATE OF AUTHOR

I, William L. Rose, P.E., do hereby certify that:

1.

I am the Principal Mining Engineer of:

WLR Consulting, Inc.

9386 West Iowa Avenue

Lakewood, CO  80232-6441 U.S.A

2.

This certificate relates to the “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009 (the “Technical Report”).

3.

I graduated with a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines in 1977.

4.

I am a:

•

Registered Professional Engineer in the State of Colorado (No. 19296)

•

Registered Professional Engineer in the State of Arizona (No. 15055)

•

Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (No. 2762350RM)

5.

I have worked as a mining engineer for a total of 31 years since my graduation from college.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for the preparation of Sections 19.15 – 19.17, 20.1, 20.9.1,
20.11 (Mine Life), and 22.3 of the Technical Report.

8.

I have not visited the subject property.

9.

I have not had prior involvement with the property that is the subject of the Technical Report.

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	7

Exhibit 99.2

10.

As of as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th Day of March, 2009.

/s/ William L. Rose, P.E.

Signature of Qualified Person

William L. Rose, P.E.

Print Name of Qualified Person

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	8

Exhibit 99.2

SCOTT C. ELFEN, P.E.

Vector Perú S.A.C.

Calle Esquilache 371, Piso 6, San Isidro, Lima 27, Perú

Telephone: 511-2034600          Fax: 511-2034630

Email: elfen@vectoreng.com

CERTIFICATE OF AUTHOR

I, Scott C. Elfen, do hereby certify that:

1.

I am the General Manager with:

Vector Perú S.A.C.

Calle Esquilache 371, Piso 6

San Isidro, Lima 27, Perú

2.

This certificate relates to the “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009 (the “Technical Report”).

3.

I hold a Bachelor of Science degree in Civil Engineering from the University of California, Davis in 1991.

4.

I am a Registered Civil Engineer in the State of California by exam since 1996 (No. C56527). I am also a member of the American Society of Civil Engineers (ASCE).

5.

I have worked as an engineer for a total of seventeen years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am responsible for the preparation of Sections 6.5 – 6.8, 7.2 – 7.3.1, 18.7.7 – 18.7.8, 18.7.10, 20.2.1 – 20.2.3, 20.2.6 – 20.4, 22.2, 22.4, and 22.6 – 22.9 of the Technical Report.

8.

I visited the Los Azules property on February 21, 2008 for 2 days.

9.

I have not had prior involvement with the property that is the subject of the Technical Report.

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	9

Exhibit 99.2

10.

As of as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I am independent of Minera Andes Inc. applying all of the tests in Section 1.4 of NI 43-101.

12.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 19th Day of March, 2009.

/s/ Scott C. Elfen, P.E.

Signature of Qualified Person

Scott C. Elfen, P.E.

Print Name of Qualified Person

Los Azules Preliminary Assessment Technical Report	SE project No. 8019-01	10